Exhibit 99.1

Phoenix New Media Reports Fourth Quarter and Fiscal Year 2015

Unaudited Financial Results

4Q15 Mobile Advertising Revenues Up 118% YOY

Live Conference Call to be Held at 8:00 PM U.S. Eastern Time on March 8

BEIJING, China, March 9, 2016 — Phoenix New Media Limited (NYSE: FENG), a leading new media company in China (“Phoenix New Media”, “ifeng” or the “Company”), today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2015.

“I’m glad to announce that we beat our guidance for the quarter and close out a challenging year on solid footing despite of numerous headwinds,” stated Mr. Shuang Liu, CEO of Phoenix New Media. “In late 2015, we adjusted and solidified our business strategy to characterize our strategic foray into the emerging frontiers of news delivery, consumption and targeted digital advertising solutions. Through these strategic initiatives, we expect to continue to lead in the development and implementation of cutting-edge targeting technologies that more accurately match users with their desired content and advertisers with their target audience. By staying at the forefront of this rapid evolution in the consumption of news and broader interest-based content, our goal is to build upon our core media DNA and proprietary content expertise in order to continue to provide our users with the high-quality content they’ve come to expect from us and our advertisers with the enhanced advertising solutions they have come to demand.”

Mr. Ya Li, president of Phoenix New Media, stated, “Though 2015 was a tough year for PC advertising, we are excited about the development of our suite of mobile products, which carry enormous monetization potential down the road. The number of average daily active user of Yidian Zixun had grown 4 times year-over-year to over 20 million by the end of 2015. As we continue to amass a larger and stickier user community for our mobile products, we are simultaneously developing personalized, interest-based advertising solutions which we aim to implement later this year. With the soft macroeconomic outlook and the ongoing mobile transition, it is likely that we will continue facing challenges, but we are optimistic about the future potential of our business.”

Fourth Quarter 2015 Financial Results

REVENUES

Total revenues for the fourth quarter of 2015 were RMB430.8 million (US$66.5 million), as compared to RMB438.1 million in the fourth quarter of 2014.

Net advertising revenues (net of advertising agency service fees) for the fourth quarter of 2015 increased by 2.3% to RMB346.2 million (US$53.4 million) from RMB338.5 million in the fourth quarter of 2014, primarily due to the 118.2% year-over-year growth in mobile advertising revenues,  which was partially offset by the decrease in PC advertising revenues. Paid service revenues for the fourth quarter of 2015 decreased by 15.0% to RMB84.6 million (US$13.1 million) from RMB99.6 million in the fourth quarter of 2014, primarily due to the decrease of mobile value-added services (“MVAS”)1 revenue, which decreased by 15.0% to RMB59.6 million (US$9.2 million) in the fourth quarter of 2015 from RMB70.1 million in the fourth quarter of 2014. Revenues from games and others2 for the fourth quarter of 2015 were RMB25.0 million (US$3.9 million), as compared to RMB29.4 million in the fourth quarter of 2014. The decrease in revenues from games and others was primarily due to a decrease in revenues generated from web-based games on the Company’s game platform.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues for the fourth quarter of 2015 was RMB207.0 million (US$32.0 million), as compared to RMB207.4 million in the fourth quarter of 2014. The slight decrease in cost of revenues was primarily due to decreases in content and operational costs, bandwidth costs and sales taxes and surcharges, offset by an increase in revenue sharing fees. Revenue sharing fees to telecom operators and channel partners in the fourth quarter of 2015 increased to RMB46.6 million (US$7.2 million) from RMB35.3 million in the fourth quarter of 2014, mainly due to the increased sales of higher revenue sharing products. Content and operational costs for the fourth quarter of 2015 decreased to RMB106.6 million (US$16.5 million) from RMB114.4 million in the fourth quarter of 2014, due to the decrease in share-based compensation. Bandwidth costs for the fourth quarter of 2015 decreased to RMB19.7 million (US$3.0 million) from RMB21.7 million in the fourth quarter of 2014. Sales taxes and surcharges for the fourth quarter of 2015 decreased to RMB34.2 million (US$5.3 million) from RMB35.9 million in the fourth quarter of 2014. Share-based compensation included in cost of revenues was negative RMB7.3 million (negative US$1.1 million) in the fourth quarter of 2015, as compared to RMB5.2 million in the fourth quarter of 2014, primarily due to adjustment of the estimated forfeiture rate of share-based awards.

Gross profit for the fourth quarter of 2015 was RMB223.7 million (US$34.5 million), as compared to RMB230.7 million in the fourth quarter of 2014. Gross margin for the fourth quarter of 2015 was 51.9% as compared to 52.7% in the fourth quarter of 2014. Adjusted gross margin3, which excludes share-based compensation, for the fourth quarter of 2015 was 50.2%, as compared to 53.9% in the fourth quarter of 2014.

1  MVAS includes wireless value-added services, or WVAS, mobile video, mobile digital reading, mobile games and other paid services through China’s three telecom operators’ platforms.

2  Games and others include web-based games, content sales, and other online and mobile paid services through the Company’s own platforms.

3  An explanation of the Company’s non-GAAP financial measures is included in the section entitled “Use of Non-GAAP Financial Measures” below, and the related reconciliations to GAAP financial measures are presented in the accompanying “Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures”.

OPERATING EXPENSES AND INCOME FROM OPERATIONS

Total operating expenses for the fourth quarter of 2015 were RMB186.7 million (US$28.8 million), as compared to RMB187.2 million in the fourth quarter of 2014. Share-based compensation included in operating expenses was RMB1.3 million (US$0.2 million) in the fourth quarter of 2015, as compared to RMB10.7 million in the fourth quarter of 2014, primarily due to adjustment of the estimated forfeiture rate of share-based awards.

Adjusted income from operations for the fourth quarter of 2015, which excludes share-based compensation, was RMB31.1 million (US$4.8 million), as compared to RMB59.4 million in the fourth quarter of 2014. Adjusted operating margin for the fourth quarter of 2015, which excludes share-based compensation, was 7.2%, as compared to 13.6% in the fourth quarter of 2014. The decrease was mainly due to the decrease in adjusted gross margin and the increase in mobile traffic acquisition expenses and bad debt provision.

Income from operations for the fourth quarter of 2015 was RMB37.0 million (US$5.7 million), as compared to RMB43.4 million in the fourth quarter of 2014. Operating margin for the fourth quarter of 2015 was 8.6%, as compared to 9.9% in the fourth quarter of 2014.

OTHER INCOME/(LOSS)

Other income/(loss) reflects interest income, net, foreign currency exchange gain or loss, loss from equity investments, impairment of equity investments and others, net4. Total other income for the fourth quarter of 2015 was RMB10.8 million (US$1.7 million), as compared to RMB13.8 million in the fourth quarter of 2014. Loss from equity investments for the fourth quarter of 2015 decreased to RMB0.15 million (US$0.02 million) from RMB7.1 million in the fourth quarter of 2014. Interest income, net, for the fourth quarter of 2015 was RMB6.8 million (US$1.0 million), as compared to RMB9.5 million in the fourth quarter of 2014. Foreign currency exchange gain for the fourth quarter of 2015 was RMB0.7 million (US$0.1 million), as compared to RMB0.9 million in the fourth quarter of 2014. Impairment of equity investments was RMB9.6 million (US$1.5 million) for the fourth quarter of 2015, which was primarily due to the impairment of equity investments in Lifeix Inc. and Shenzhen Fenghuang Jingcai Network Technology Co., Ltd.

NET INCOME ATTRIBUTABLE TO PHOENIX NEW MEDIA LIMITED

Adjusted net income attributable to Phoenix New Media Limited for the fourth quarter of 2015, which excludes share-based compensation, loss from equity investments and impairment of equity investments, was RMB44.9 million (US$6.9 million), as compared to RMB62.7 million in the fourth quarter of 2014. Adjusted net margin for the fourth quarter of 2015 was 10.4%, as compared to 14.3% in the fourth quarter of 2014. Adjusted net income per diluted ADS5 in the fourth quarter of 2015 was RMB0.62 (US$0.10), as compared to RMB0.84 in the fourth quarter of 2014.

4  “Others, net” primarily consists of government subsidies.

5  “ADS” means American Depositary Share of the Company. Each ADS represents eight Class A ordinary shares of the Company.

Net income attributable to Phoenix New Media Limited for the fourth quarter of 2015 was RMB41.1 million (US$6.3 million), as compared to RMB46.9 million in the fourth quarter of 2014. Net margin for the fourth quarter of 2015 was 9.5% as compared to 10.7% in the fourth quarter of 2014. Net income per diluted ADS in the fourth quarter of 2015 was RMB0.57 (US$0.09), as compared to RMB0.63 in the fourth quarter of 2014.

As of December 31, 2015, the Company’s cash and cash equivalents, term deposits and short term investments and restricted cash were RMB1.21 billion (US$186.1 million).

For the fourth quarter of 2015, the Company’s weighted average number of ADSs used in the computation of diluted net income per ADS was 72,328,186. As of December 31, 2015, the Company had a total of 570,576,214 ordinary shares outstanding, or the equivalent of 71,322,027 ADSs.

Fiscal Year 2015 Financial Results

REVENUES

Total revenues for fiscal year 2015 were RMB1.61 billion (US$248.4 million), as compared to RMB1.64 billion in fiscal year 2014.

Net advertising revenues (net of advertising agency service fees) for fiscal year 2015 increased by 3.1% to RMB1.23 billion (US$189.3 million) from RMB1.19 billion in fiscal year 2014. This increase was primarily due to the 114.2% year-over-year growth in mobile advertising revenues, which was partially offset by the decrease in PC advertising revenues. Total number of advertisers increased by 15.2% to 705 in 2015 while average revenue per advertiser (“ARPA”) decreased by 10.5% to RMB1.74million (US$0.3 million) in 2015.

Paid service revenues for fiscal year 2015 decreased by 14.5% to RMB382.7 million (US$59.1 million) from RMB447.7 million in fiscal year 2014. The decrease was mainly due to the decrease in revenues generated from mobile value-added services with telecom operators and web-based games on the Company’s game platform.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues for fiscal year 2015 were RMB829.4 million (US$128.0 million), as compared to RMB781.6 million in fiscal year 2014. The increase in cost of revenues was mainly due to increased revenue sharing fees and content and operational costs. Share-based compensation included in cost of revenues was RMB6.3 million (US$0.98 million) in fiscal year 2015, compared to RMB16.3 million in fiscal year 2014. The decrease in share-based compensation included in cost of revenues was mainly due to adjustment of the estimated forfeiture rate of share-based awards.

Gross profit for fiscal year 2015 was RMB779.8 million (US$120.4 million), as compared to RMB856.2 million in fiscal year 2014. Gross margin for fiscal year 2015 was 48.5%, as compared to 52.3% in fiscal year 2014. The decrease was mainly due to increased revenue sharing fees, and content and operational costs. Adjusted gross margin, which excludes share-based compensation, for fiscal year 2015 was 48.9%, as compared to 53.3% in fiscal year 2014.

OPERATING EXPENSES AND INCOME FROM OPERATIONS

Total operating expenses for fiscal year 2015 were RMB700.8 million (US$108.2 million), as compared to RMB618.6 million in fiscal year 2014. The increase in operating expenses was primarily attributable to the increase in expenses associated with mobile traffic acquisition and bad debt provision. Share-based compensation included in operating expenses decreased to RMB28.0 million (US$4.3 million) in fiscal year 2015 from RMB36.9 million in fiscal year 2014.

Adjusted income from operations, which excludes share-based compensation, for fiscal year 2015 was RMB113.3 million (US$17.5 million), as compared to RMB290.8 million in fiscal year 2014. Adjusted operating margin for fiscal year 2015 was 7.0%, as compared to 17.8% in fiscal year 2014. The decrease was mainly due to the decrease in adjusted gross margin and the increase in mobile traffic acquisition expenses and bad debt provision.

Income from operations for fiscal year 2015 was RMB79.0 million (US$12.2 million), as compared to RMB237.6 million in fiscal year 2014. Operating margin for fiscal year 2015 was 4.9%, as compared to 14.5% in fiscal year 2014.

NET INCOME ATTRIBUTABLE TO PHOENIX NEW MEDIA LIMITED

Adjusted net income attributable to Phoenix New Media Limited for fiscal year 2015, which excludes share-based compensation, loss from equity investments, gain on disposition of subsidiaries and acquisition of equity investments, gain on disposal of an equity investment and acquisition of available-for-sale securities and impairment of equity investments, was RMB145.2 million (US$22.4 million), as compared to RMB305.2 million in fiscal year 2014. Adjusted net margin for fiscal year 2015 was 9.0%, as compared to 18.6% in fiscal year 2014. Adjusted net income per diluted ADS for fiscal year 2015 was RMB2.00 (US$0.31), as compared to RMB3.97 in fiscal year 2014.

Net income attributable to Phoenix New Media Limited for fiscal year 2015 was RMB73.6 million (US$11.4 million), as compared to RMB263.1 million in fiscal year 2014. Net margin for fiscal year 2015 was 4.6%, as compared to 16.1% in fiscal year 2014. Net income per diluted ADS for fiscal year 2015 was RMB1.01 (US$0.16), as compared to RMB3.42 in fiscal year 2014.

Business Outlook

For the first quarter of 2016, the Company expects its total revenues to be between RMB290 million and RMB305 million. Net advertising revenues are expected to be between RMB245 million and RMB255 million. Paid service revenues are expected to be between RMB45 million and RMB50 million. These forecasts reflect the Company’s current and preliminary view on the market and operational conditions, which are subject to change.

Conference Call Information

The Company will hold a conference call at 8:00 p.m. U.S. Eastern Time on March 8, 2016 (March 9, 2016 at 9:00 a.m. Beijing / Hong Kong time) to discuss its fourth quarter and fiscal year 2015 unaudited financial results and operating performance.

To participate in the call, please use the dial-in numbers and conference ID below:

International:	+6567135440
Mainland China:	4001200654
Hong Kong:	+85230186776
United States:	+18456750438
Conference ID:	56586311

A replay of the call will be available through March 16, 2016 by using the dial-in numbers and conference ID below:

International:	+61290034211
Mainland China:	4006322162
Hong Kong:	+85230512780
United States:	+16462543697
Conference ID:	56586311

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.ifeng.com.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), Phoenix New Media Limited uses adjusted gross profit, adjusted gross margin, adjusted income from operations, adjusted operating margin, adjusted net income attributable to Phoenix New Media Limited, adjusted net margin and adjusted net income per diluted ADS, each of which is a non-GAAP financial measure. Adjusted gross profit is gross profit excluding share-based compensation. Adjusted gross margin is adjusted gross profit divided by total revenues. Adjusted income from operations is income from operations excluding share-based compensation. Adjusted operating margin is adjusted income from operations divided by total revenues. Adjusted net income attributable to Phoenix New Media Limited is net income attributable to Phoenix New Media Limited excluding share-based compensation, loss from equity investments, gain on disposition of subsidiaries and acquisition of equity investments, gain on disposal of an equity investment and acquisition of available-for-sale securities, and impairment of equity investments. Adjusted net margin is adjusted net income attributable to Phoenix New Media Limited divided by total revenues. Adjusted net income per diluted ADS is adjusted net income attributable to Phoenix New Media Limited divided by weighted average number of diluted ADSs. The Company believes that separate analysis and exclusion of the non-cash impact of share-based compensation, loss from equity investments, gain on disposition of subsidiaries and acquisition of equity investments, gain on disposal of an equity investment and acquisition of available-for-sale securities, impairment of equity investments add clarity to the constituent parts of its performance. The Company reviews adjusted net income together with net income to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that using multiple measures to evaluate its business allows both management and investors to assess the Company’s performance against its competitors. The Company also believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of non-cash share-based compensation, impairment of equity investments, gain on disposition of subsidiaries and acquisition of equity investments, loss from equity investments and gain on disposal of an equity investment and acquisition of available-for-sale securities. Share-based compensation and loss from equity investments have been and will continue to be significant and recurring in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similarly-titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from, or as an alternative to, the financial measures prepared in accordance with U.S. GAAP.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.4778 to US$1.00, the noon buying rate in effect on December 31, 2015 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

About Phoenix New Media Limited

Phoenix New Media Limited (NYSE: FENG) is a leading new media company providing premium content on an integrated platform across Internet, mobile and TV channels in China. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, the Company enables consumers to access professional news and other quality information and share user-generated content on the Internet and through their mobile devices. Phoenix New Media’s platform includes its ifeng.com channel, consisting of its ifeng.com website and web-based game platform, its video channel, comprised of its dedicated video vertical and mobile video services, and its mobile channel, including its mobile Internet website, mobile applications and mobile value-added services.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Phoenix New Media’s strategic and operational plans, contain forward-looking statements. Phoenix New Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Phoenix New Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of online and mobile advertising, online video and mobile paid services markets in China; the Company’s reliance on online and mobile advertising and MVAS for a majority of its total revenues; the Company’s expectations regarding demand for and market acceptance of its services; the Company’s expectations regarding maintaining and strengthening its relationships with advertisers, partners and customers; fluctuations in the Company’s quarterly operating results; the Company’s plans to enhance its user experience, infrastructure and services offerings; the Company’s reliance on mobile operators in China to provide most of its MVAS; changes by mobile operators in China to their policies for MVAS; competition in its industry in China; and relevant government policies and regulations relating to the Company. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F-1, as amended, and its annual reports on Form 20-F. All information provided in this press release and in the attachments is as of the date of this press release, and Phoenix New Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries please contact:

Phoenix New Media Limited

Matthew Zhao

Email: investorrelations@ifeng.com

ICR, Inc.

In Beijing, China: Charles Eveslage

In New York City: Vera Tang

Tel: +1 (646) 277-1215

Email: investorrelations@ifeng.com

Phoenix New Media Limited

Condensed Consolidated Balance Sheets

(Amounts in thousands)

	December 31,	December 31,	December 31,
	2014	2015	2015
	RMB	RMB	US$
	Audited*	Unaudited	Unaudited

ASSETS
Current assets:
Cash and cash equivalents	1,285,847	310,669	47,959
Term deposits and short term investments	40,000	769,681	118,818
Restricted cash	—	125,000	19,297
Accounts receivable, net	493,569	506,351	78,167
Amounts due from related parties	176,224	124,677	19,247
Prepayment and other current assets	42,703	58,574	9,042
Deferred tax assets	24,565	35,963	5,552
Total current assets	2,062,908	1,930,915	298,082
Non-current assets:
Property and equipment, net	89,694	80,537	12,433
Intangible assets, net	14,913	12,404	1,915
Available-for-sale investment	77,093	513,994	79,347
Equity investments, net	68,880	11,610	1,792
Other non-current assets	13,342	17,746	2,739
Total non-current assets	263,922	636,291	98,226
Total assets	2,326,830	2,567,206	396,308
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loan	—	131,046	20,230
Accounts payable	271,599	289,148	44,637
Amounts due to related parties	22,489	19,368	2,990
Advances from customers	17,587	15,239	2,352
Taxes payable	88,938	93,120	14,375
Salary and welfare payable	105,073	114,028	17,603
Accrued expenses and other current liabilities	86,307	80,891	12,487
Total current liabilities	591,993	742,840	114,674
Non-current liabilities:
Deferred tax liabilities	1,312	1,312	203
Long-term liabilities	16,867	18,368	2,836
Total non-current liabilities	18,179	19,680	3,039
Total liabilities	610,172	762,520	117,713
Shareholders’ equity:
Phoenix New Media Limited shareholders’ equity:
Class A ordinary shares	17,278	16,733	2,583
Class B ordinary shares	22,053	22,053	3,404
Additional paid-in capital	1,587,227	1,551,104	239,449
Treasury stock	(13,379)	—	—
Statutory reserves	65,968	70,311	10,854
Retained earnings	52,852	122,093	18,848
Accumulated other comprehensive (loss)/income	(15,341)	23,341	3,604
Total Phoenix New Media Limited shareholders’ equity	1,716,658	1,805,635	278,742
Noncontrolling interests	—	(949)	(147)
Total shareholders’ equity	1,716,658	1,804,686	278,595
Total liabilities and shareholders’ equity	2,326,830	2,567,206	396,308

* Derived from audited financial statements included in the Company’s Form 20-F dated April 30, 2015.

Phoenix New Media Limited

Condensed Consolidated Statements of Comprehensive Income

(Amounts in thousands, except for number of shares and per share (or ADS) data)

	Three Months Ended				Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2014	2015	2015	2015	2014	2015	2015
	RMB	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Audited*	Unaudited	Unaudited

Revenues:
Net advertising revenues	338,509	300,042	346,190	53,443	1,190,158	1,226,516	189,342
Paid service revenues	99,556	90,377	84,579	13,057	447,702	382,680	59,076
Total revenues	438,065	390,419	430,769	66,500	1,637,860	1,609,196	248,418
Cost of revenues	(207,371)	(209,841)	(207,028)	(31,960)	(781,632)	(829,386)	(128,035)
Gross profit	230,694	180,578	223,741	34,540	856,228	779,810	120,383
Operating expenses:
Sales and marketing expenses	(100,680)	(83,568)	(82,756)	(12,776)	(330,777)	(346,133)	(53,434)
General and administrative expenses	(41,747)	(45,715)	(60,020)	(9,265)	(137,818)	(183,989)	(28,403)
Technology and product development expenses	(44,819)	(42,992)	(43,958)	(6,786)	(149,996)	(170,714)	(26,354)
Total operating expenses	(187,246)	(172,275)	(186,734)	(28,827)	(618,591)	(700,836)	(108,191)
Income from operations	43,448	8,303	37,007	5,713	237,637	78,974	12,192
Other income/(loss):
Interest income, net	9,465	5,858	6,754	1,043	46,535	27,906	4,308
Foreign currency exchange gain/(loss)	901	2,711	743	115	(6,059)	(1,054)	(163)
Gain on disposition of subsidiaries and acquisition of equity investments	7,309	—	—	—	29,660	—	—
Loss from equity investments	(7,116)	(2,703)	(149)	(23)	(18,538)	(32,239)	(4,977)
Gain on disposal of an equity investment and acquisition of available-for- sale securities	—	—	—	—	—	4,643	717
Impairment of equity investments	—	—	(9,622)	(1,485)	—	(9,622)	(1,485)
Others, net	3,213	10,965	13,066	2,016	21,261	29,294	4,522
Income before tax	57,220	25,134	47,799	7,379	310,496	97,902	15,114
Income tax expense	(10,294)	(4,271)	(7,158)	(1,105)	(48,377)	(25,517)	(3,939)
Net income	46,926	20,863	40,641	6,274	262,119	72,385	11,175
Net (income)/loss attributable to noncontrolling interests	(19)	332	422	65	972	1,199	185
Net income attributable to Phoenix New Media Limited	46,907	21,195	41,063	6,339	263,091	73,584	11,360
Net income	46,926	20,863	40,641	6,274	262,119	72,385	11,175
Other comprehensive income/(loss), net of tax: fair value remeasurement for available- for-sale securities	40,283	(3,008)	13,376	2,065	40,283	15,869	2,450
Other comprehensive (loss)/ income, net of tax: foreign currency translation adjustment	(1,844)	(4,026)	27,220	4,202	4,503	22,813	3,522
Comprehensive income	85,365	13,829	81,237	12,541	306,905	111,067	17,147
Comprehensive (income)/loss attributable to noncontrolling interests	(19)	332	442	65	972	1,199	185
Comprehensive income attributable to Phoenix New Media Limited	85,346	14,161	81,659	12,606	307,877	112,266	17,332
Net income attributable to Phoenix New Media Limited	46,907	21,195	41,063	6,339	263,091	73,584	11,360
Net income per Class A and Class B ordinary share:
Basic	0.08	0.04	0.07	0.01	0.44	0.13	0.02
Diluted	0.08	0.04	0.07	0.01	0.43	0.13	0.02
Net income per ADS (1 ADS represents 8 Class A ordinary shares):
Basic	0.64	0.30	0.57	0.09	3.52	1.03	0.16
Diluted	0.63	0.29	0.57	0.09	3.42	1.01	0.16
Weighted average number of Class A and Class B ordinary shares used in computing net income per share:
Basic	582,018,815	571,085,620	572,175,288	572,175,288	597,616,623	571,247,723	571,247,723
Diluted	595,974,339	579,594,405	578,625,484	578,625,484	614,620,110	580,785,256	580,785,256

* Derived from audited financial statements included in the Company’s Form 20-F dated April 30, 2015.

Phoenix New Media Limited

Condensed Segments Information

(Amounts in thousands)

	Three Months Ended				Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2014	2015	2015	2015	2014	2015	2015
	RMB	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Audited*	Unaudited	Unaudited

Revenues:
Net advertising service	338,509	300,042	346,190	53,443	1,190,158	1,226,516	189,342
Paid service	99,556	90,377	84,579	13,057	447,702	382,680	59,076
Total revenues	438,065	390,419	430,769	66,500	1,637,860	1,609,196	248,418
Cost of revenues
Net advertising service	150,515	142,043	143,144	22,098	522,553	557,421	86,051
Paid service	56,856	67,798	63,884	9,862	259,079	271,965	41,984
Total cost of revenues	207,371	209,841	207,028	31,960	781,632	829,386	128,035
Gross profit
Net advertising service	187,994	157,999	203,046	31,345	667,605	669,095	103,291
Paid service	42,700	22,579	20,695	3,195	188,623	110,715	17,092
Total gross profit	230,694	180,578	223,741	34,540	856,228	779,810	120,383

* Derived from audited financial statements included in the Company’s Form 20-F dated April 30, 2015.

Reconciliations of Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures

(Amounts in thousands, except for number of ADSs and per ADS data)

	Three Months Ended December 31, 2014				Three Months Ended September 30, 2015				Three Months Ended December 31, 2015
		Non-GAAP				Non-GAAP				Non-GAAP
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP
	RMB	RMB		RMB	RMB	RMB		RMB	RMB	RMB		RMB
	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited
Gross profit	230,694	5,225	(1)	235,919	180,578	4,139	(1)	184,717	223,741	(7,289)	(1)	216,452
Gross margin	52.7%			53.9%	46.3%			47.3%	51.9%			50.2%
Income from operations	43,448	15,972	(1)	59,420	8,303	12,045	(1)	20,348	37,007	(5,957)	(1)	31,050
Operating margin	9.9%			13.6%	2.1%			5.2%	8.6%			7.2%
		15,972	(1)							(5,957)	(1)
		7,116	(2)			12,045	(1)			149	(2)
		(7,309)	(3)			2,703	(2)			9,622	(5)
Net income attributable to Phoenix New Media Limited	46,907	15,779		62,686	21,195	14,748		35,943	41,063	3,814		44,877
Net margin	10.7%			14.3%	5.4%			9.2%	9.5%			10.4%
Net income per ADS—diluted	0.63			0.84	0.29			0.50	0.57			0.62
Weighted average number of ADSs used in computing diluted net income per ADS	74,496,792			74,496,792	72,449,301			72,449,301	72,328,186			72,328,186

	Twelve Months Ended December 31, 2014				Twelve Months Ended December 31, 2015
		Non-GAAP				Non-GAAP
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP
	RMB	RMB		RMB	RMB	RMB		RMB
	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited
Gross profit	856,228	16,295	(1)	872,523	779,810	6,335	(1)	786,145
Gross margin	52.3%			53.3%	48.5%			48.9%
Income from operations	237,637	53,181	(1)	290,818	78,974	34,354	(1)	113,328
Operating margin	14.5%			17.8%	4.9%			7.0%
						34,354	(1)
		53,181	(1)			32,239	(2)
		18,538	(2)			(4,643)	(4)
		(29,660)	(3)			9,622	(5)
Net income attributable to Phoenix New Media Limited	263,091	42,059		305,150	73,584	71,572		145,156
Net margin	16.1%			18.6%	4.6%			9.0%
Net income per ADS—diluted	3.42			3.97	1.01			2.00
Weighted average number of ADSs used in computing diluted net income per ADS	76,827,514			76,827,514	72,598,157			72,598,157

(1)     Excludes share-based compensation

(2)     Excludes loss from equity investments

(3)     Excludes gain on disposition of subsidiaries and acquisition of equity investments

(4)     Excludes gain on disposal of an equity investment and acquisition of available for sales securities

(5)     Excludes impairment of equity investments

Details of cost of revenues are as follows:

	Three Months Ended				Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
(Amounts in thousands)	2014	2015	2015	2015	2014	2015	2015
	RMB	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Audited*	Unaudited	Unaudited
Revenue sharing fees	35,304	51,576	46,603	7,194	192,076	216,973	33,495
Content and operational costs	114,400	107,812	106,585	16,454	376,555	406,741	62,790
Bandwidth costs	21,738	20,696	19,662	3,035	83,233	83,170	12,839
Sales taxes and surcharges	35,929	29,757	34,178	5,277	129,768	122,502	18,911
Total cost of revenues	207,371	209,841	207,028	31,960	781,632	829,386	128,035

* Derived from audited financial statements included in the Company’s Form 20-F dated April 30, 2015.